Exhibit 99.1

Merus Labs to Present at U.S. Investor Conference and Announces Date of Fiscal Q3 2016 Earnings Release

TORONTO, Aug. 10, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] announced today that it will release its earnings for the third quarter of fiscal 2016 before the market opens on Monday, August 15, 2016 and hold a conference call at 8:30 am that same day to discuss the results.

The conference call can be accessed by dialing (888) 241-0551 and entering conference ID 63659805.  International participants may dial (647) 427-3415.  A replay of the call will be available for those not able to attend live by dialing (855) 859-2056.

In addition, Merus Labs will present at the Canaccord Genuity Growth Conference, on Thursday, August 11, 2016 at 1:30 pm at the Intercontinental Boston Hotel.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring and optimizing established and growth products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

SOURCE Merus Labs Inc.

%CIK: 0001031516

For further information: Phone: (416) 593-3725, Email: info@meruslabs.com, Website: http://www.meruslabs.com/

CO: Merus Labs Inc.

CNW 12:30e 10-AUG-16